June 12, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 1-34004

Dear Mr. Spirgel,

This letter is in response to your letter dated May 22, 2012 regarding the SEC’s review of our Form 10-K filed on February 29, 2012. Included below are your individual comments and the Company’s responses.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 824-3242.

Sincerely,

/s/ Chad M. Boydston

Chad M. Boydston Senior Vice President and Controller

cc:	Joseph G. NeCastro, Chief Administrative Officer and Chief Financial Officer

Lori A. Hickok, Executive Vice President, Finance

Deloitte & Touche LLP

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Lifestyle Media, page F-8

1.	We note your disclosure on page F-9 which states, “Strong pricing and sales in both the upfront and scatter advertising market resulted in advertising growth in the respective periods of 2011 compared with the similar periods in 2010.” You also state that the “increase in network affiliate fees in 2011 compared with 2010 was primarily attributed to scheduled rate increases at our networks.” In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenue and expenses. In addition, in accordance with Item 303(a) (3) of Regulation S-K, quantify your growth with regards to price, volume, and audience mix.

The Company acknowledges the Staff’s comment and, in future Form 10-K and Form 10-Q filings, will more fully describe the material factors contributing to significant changes in revenues and expenses, including a description of the underlying reasons for the cited increases and decreases.

An example of revised advertising and network affiliate fee revenue disclosures is shown below.

The amount of advertising revenue we earn is a function of the pricing negotiated with advertisers, the number of advertising spots sold, and audience impressions delivered by our programming. Double digit pricing growth in both the upfront and scatter advertising markets was the primary contributor to our advertising revenue increases in 2011 compared with 2010.

Double digit pricing growth in the scatter advertising market in 2010 drove the advertising revenue increase in 2010 compared with 2009, which was negatively impacted by the economic recession. Excluding the effects of the Travel Channel Acquisition, advertising revenues increased 14 percent in 2010 compared with 2009.

Distribution agreements with cable and satellite television systems require distributors to pay SNI fees over the terms of the agreements in exchange for certain rights to distribute our content. The amount of revenue earned from our distribution agreements is dependent on the rates negotiated in the agreements and the number of subscribers that receive our networks. The increase in network affiliate fees in 2011 compared with 2010 was primarily attributed to scheduled rate increases at our networks. The number of subscribers receiving our networks was relatively flat in 2011 compared with 2010. Excluding the effects of the Travel Channel Acquisition, network affiliate fees increased 40 percent in 2010 compared with 2009. During the fourth quarter of 2009, the Company successfully renewed the majority of its existing Food Network affiliate agreements and also reached agreement on certain of its HGTV affiliate agreements.

Liquidity and Capital Resources, page F-10

2.	Refer to the statement of cash flows on page F-21. Please expand the liquidity and capital resources section to discuss the reasons for the material increase in net cash provided by (used in) continuing operations in 2011 as well as other sources and uses of cash as disclosed in cash provided by/used in investing and financing activities. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

The Company acknowledges the Staff’s comment and, in future Form 10-K and Form 10-Q filings, will expand the liquidity and capital resources section to discuss reasons for material increases in cash provided by operating activities. Additionally, the Company will modify the presentation of our other disclosures in the liquidity and capital resources section to more clearly identify significant investing and financing activities of the Company.

An example of a revised disclosure is shown below relative to our 2011 10-K.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are cash and cash equivalents on hand, cash flows from operations, available borrowing capacity under our revolving credit facility, and access to capital markets. Advertising provides approximately 70 percent of total operating revenues, so cash flow from operating activities can be adversely affected during recessionary periods. Our cash and cash equivalents totaled $760 million at December 31, 2011 and $550 million at December 31, 2010. We have a Competitive Advance and Revolving Credit Facility (the “Facility”) that permits $550 million in aggregate borrowings and expires in June 2014. There were no outstanding borrowings under the Facility at December 31, 2011 or December 31, 2010.

Our cash flow has been used primarily to fund acquisitions and investments, develop new businesses, acquire common stock under our share repurchase programs and repay debt. We expect cash flow from operating activities in 2012 will provide sufficient liquidity to continue the development of brands and to fund the capital expenditures to support our business.

Cash Flows

Cash and cash equivalents increased $210 million in 2011, $296 million in 2010 and $244 million in 2009. Components of these changes are discussed below in more detail.

Operating Activities – Cash provided by operating activities totaled $729 million in 2011, $487 million in 2010 and $522 million in 2009.

Cash provided by operating activities is primarily attributed to the income generated from our operating results. Segment profit generated from our business segments totaled $977 million in 2011, $835 million in 2010 and $571 million in 2009. Organic growth in operating revenues at our Lifestyle Media segment of 10 percent in 2011 compared with 2010 and 19 percent in 2010 compared with 2009 contributed to the year-over-year increases in segment profit. Additionally, segment profit in 2011 and 2010 benefited from the inclusion of Travel Channel’s results following our acquisition of a 65% controlling interest in the network on December 15, 2009. Segment profit in 2010 reflects $29.9 million of costs incurred for the transition of the Travel Channel business and $11.0 million of marketing and legal expenses incurred to support the Company’s affiliate agreement negotiations for Food Network and HGTV. The cash generated from segment profits is partially offset by payments for income taxes and interest totaling $217 million in 2011, $315 million in 2010, and $177 million in 2009.

Investing Activities – Cash used in investing activities totaled $453 million in 2011, $91 million in 2010 and $960 million in 2009.

At the end of the third quarter of 2011, we acquired a 50 percent interest in UKTV. After reflecting final working capital adjustments, consideration paid in the transaction consisted of approximately $395 million to purchase preferred stock and common equity interest in UKTV and approximately $137 million to acquire debt due to Virgin Media, Inc. from UKTV. The debt acquired, reported within “Other non-current assets” in our consolidated balance sheet, effectively acts as a revolving facility for UKTV. The investment in UKTV was financed through cash on hand and borrowings on our existing revolving credit facility.

In May 2011, we completed the sale of our Shopzilla business for total consideration of approximately $160 million. The consideration was comprised of approximately $150 million of cash and $10 million of deferred payment due to the Company in 2012.

In April 2011, we acquired a 24 percent ownership interest in Oyster.com for consideration totaling $7.7 million, including cash consideration of $7.5 million. We also acquired the remaining 11 percent residual interest in our international venture with ChelloZone Media for cash consideration of $3.4 million during the second quarter of 2011.

In January 2010, we acquired the remaining 6 percent residual interest in FLN for cash consideration of $14.4 million.

In December 2009, we completed the sale of uSwitch which provided cash consideration of approximately $10 million.

In December 2009, we acquired a 65 percent controlling interest in Travel Channel through a transaction structured as a leveraged joint venture between SNI and Cox TMI, Inc., a wholly owned subsidiary of Cox Communications, Inc. (“Cox”). Pursuant to the terms of the transaction, Cox contributed the Travel Channel business, valued at $975 million, and SNI contributed $181 million in cash to the joint venture. The joint venture also issued $885 million aggregate principal amount of 3.55% Senior Notes due 2015 at a price equal to 99.914% of the principal amount. The Notes were guaranteed by SNI. Cox has agreed to indemnify SNI for payments made in respect of SNI’s guarantee. Net proceeds from the issuance of the Notes totaling $877.5 million were distributed to Cox in connection with the Travel Channel Acquisition.

Financing Activities – Cash used in financing activities totaled $65 million in 2011 and $101 million in 2010. Cash provided by financing activities totaled $684 million in 2009.

Under a share repurchase program approved by the Board of Directors in June 2011, we were authorized to repurchase $1 billion of Class A Common Shares. During 2011, we repurchased 11.3 million shares for approximately $500 million. As of December 31, 2011, we are authorized to repurchase $500 million of Class A Common shares. There is no expiration date for the program and we are under no commitment or obligation to repurchase any particular amount of Class A Common shares under the program.

In December 2011, we issued $500 million aggregate principal amount of 2.70% Senior Notes due 2016 at a price equal to 99.878% of the principal amount. Net proceeds will be utilized for general corporate purposes, which could include strategic acquisitions, repurchases of the company’s common equity, working capital and capital expenditures, and proceeds were used for the repayment of the outstanding principal amount under our Competitive Advance and Revolving Credit Facility.

In February 2011, the noncontrolling owner in the Food Network partnership made a $52.8 million cash contribution to the partnership. Pursuant to the terms of the Food Network general partnership agreement, the partnership is required to distribute available cash to the general partners. After providing distributions to the partners for respective tax liabilities, available cash is then applied against any capital contributions made by partners prior to distribution based upon each partners’ ownership interest in the partnership. Cash distributions to Food Network’s noncontrolling interest were $70.5 million in 2011, $112 million in 2010 and $88.9 million in 2009. We expect the cash distributions to the noncontrolling interest will approximate $115 million in 2012.

During the second quarter of 2011 the Board of Directors approved an increase in the quarterly dividend rate to $.10 per share from a previous per share rate used since our inception as a public company on July 1, 2008 of $.075. Total dividend payments to shareholders of our common stock were $61.8 million in 2011, $50.1 million in 2010 and $49.5 million in 2009. During the first quarter of 2012 the Board of Directors approved an increase in the quarterly dividend rate to $.12 per share. We currently expect that quarterly cash dividends will continue to be paid in the future. Future dividends are, however, subject to our earnings, financial condition and capital requirements.

Financing activities in 2009 also reflect $884 million of debt proceeds received from the Senior Notes issued in connection with the Travel Channel transaction. See summary of transaction in investing activities above.

Consolidated Statements of Operations, page F-20

3.	Please revise your presentation to state separately cost of services in accordance with Rule 5-03 of Regulation S-X. Also, delete the sub-total line item before Depreciation, Amortization and Losses. In addition, revise your presentation to comply with SAB 11B.

We recognize that Rule 5-03 of Regulation S-X requires the components of our operating expenses be reported by their functional expense classification. Our historical financial statements presented expense classifications we use to evaluate our results of operations, which we believe provide users an understanding of the primary expenses incurred in running our business.

In our future Form 10-K and Form 10-Q filings, we will modify the presentation of our statement of operations. All prior periods will be reclassified to conform to this presentation. Additionally, we will delete the sub-total line item before Depreciation, Amortization and Losses. Our Management’s Discussion and Analysis of Financial Condition and Results of Operations will continue to focus on the expense classifications we use to evaluate our results of our operations. An example of such presentation is shown below.

SCRIPPS NETWORKS INTERACTIVE, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Operating Revenues:
Advertising
Network affiliate fees, net
Other

Total operating revenues

Costs of Services, excluding depreciation and amortization:
Program amortization
Other costs of services

Total costs of services, excluding depreciation and amortization
Selling, general and administrative
Depreciation
Amortization of intangible assets

Total expenses

Operating income